As filed with the Securities and Exchange Commission on March 23, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**52-2297449**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-2000

(Address, including zip code, and telephone number, including area code,
of registrant's principal executive offices)

ELLEN SHERIFF ROGERS
Vice President, Secretary and Assistant Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-3526

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

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Copy to:

D. MICHAEL LEFEVER
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 662-6000

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Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)(3)	Amount of Registration Fee
Common Stock (par value $0.01 per share)		
Debt Securities		
Total	$900,000,000	$105,930

(1)   Includes an indeterminate principal amount of debt securities and number of shares of common stock, provided that in no event will the aggregate initial price of all debt securities and common stock sold under this registration statement exceed $900,000,000. If any such securities are issued at an original issue discount, then the aggregate initial offering price as so discounted shall not exceed $900,000,000 notwithstanding that the stated principal amount of such securities may exceed such amount.

(2)   Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum initial offering price per security will be determined from time to time by the registrant in connection with the issuance of the securities.

(3)   Exclusive of accrued interest on debt securities, if any.

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Pursuant to Rule 429 under the Securities Act of 1933, the prospectus filed as part of this Registration Statement may be used as a combined prospectus in connection with the securities registered under this Registration Statement and unsold securities having an aggregate offering price of $102,000,000 previously registered under Registration Statement No. 333-104350.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 23, 2005

PROSPECTUS

$1,002,000,000

[PHI LOGO]

Common Stock
Debt Securities

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By this prospectus, we may offer these securities from time to time in one or more series at a fixed public offering price or at varying prices determined at the time of sale. The aggregate offering price of the securities we may offer under this prospectus will not exceed $1,002,000,000. We will provide you with specific information about the offering and the terms of these securities in supplements to this prospectus. You should read this prospectus and the relevant prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock trades on the New York Stock Exchange under the symbol "POM."

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is   , 200 .

TABLE OF CONTENTS

This prospectus is a part of registration statements we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or the accompanying prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or and the accompanying prospectus supplement is accurate only as of the date on the front of the accompanying prospectus supplement and that any information contained in a document incorporated by reference is accurate only as of the date of that incorporated document.

ABOUT THIS PROSPECTUS

This prospectus is a part of registration statements that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,002,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

For more detailed information about the securities, you can also read the exhibits to the registration statements. Those exhibits have been either filed with the registration statements or incorporated by reference to earlier SEC filings listed in the registration statements.

In this prospectus, unless the context indicates otherwise, the words "PHI," "the company," "we," "our," "ours" and "us" refer to Pepco Holdings, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management's intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained and incorporated by reference herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results to differ materially from those contained in forward-looking statements:

- Prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition;

- Changes in and compliance with environmental and safety laws and policies;

- Weather conditions;

- Population growth rates and demographic patterns;

- Competition for retail and wholesale customers;

- General economic conditions, including potential negative impacts resulting from an economic downturn;

- Growth in demand, sales and capacity to fulfill demand;

- Changes in tax rates or policies or in rates of inflation;

- Changes in project costs;

- Unanticipated changes in operating expenses and capital expenditures;

- Our ability to obtain funding in the capital markets on favorable terms;

- Restrictions imposed by the Public Utility Holding Company Act of 1935 or PUHCA;

- Legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability;

- Pace of entry into new markets;

- Volatility in market demand and prices for energy, capacity and fuel;

- Interest rate fluctuations and credit market concerns; and

- Effects of geopolitical events, including the threat of domestic terrorism.

Any forward-looking statements speak only as of the date of this prospectus or any prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. The foregoing review of factors should not be construed as exhaustive.

PEPCO HOLDINGS, INC.

We are a diversified energy company that, through our operating subsidiaries, is engaged in three principal areas of business operation:

- regulated electricity and natural gas delivery;

- non-regulated competitive energy generation, marketing and supply; and

- other non-regulated activities consisting primarily of investments in energy-assets.

We are a public utility holding company registered under PUHCA and are subject to the regulatory oversight of the Securities and Exchange Commission, or SEC, under PUHCA. As a registered public utility holding company, we require SEC approval to, among other things, issue securities, acquire or dispose of utility assets or securities of utility companies and acquire other businesses. In addition, under PUHCA, transactions among us and our subsidiaries generally must be performed at cost and subsidiaries are prohibited from paying dividends out of capital or unearned surplus without SEC approval.

Power Delivery

The largest component of our business is power delivery, which consists of the transmission and distribution of electricity and the distribution of natural gas. In addition, our power delivery business provides default electricity supply to customers who do not choose a competitive supplier on terms that vary depending on the service territory. Our power delivery operations produced approximately 70% of our consolidated operating income for the year ended December 31, 2004.

Our power delivery business is conducted by our subsidiaries Potomac Electric Power Company, or Pepco, Delmarva Power & Light Company, or DPL, and Atlantic City Electric Company, or ACE, each of which is a regulated public utility in the jurisdictions in which it serves customers. DPL and ACE conduct their power delivery operations under the tradename Conectiv Power Delivery. In the aggregate, our power delivery business delivers electricity to more than 1.8 million customers in the mid-Atlantic region and distributes natural gas to approximately 118,000 customers in Delaware.

Competitive Energy

Our competitive energy business provides non-regulated generation, marketing and supply of electricity and natural gas, and related energy management services, in the mid-Atlantic region. For the year ended December 31, 2004, our competitive energy operations produced approximately 19% of our consolidated operating income. Our competitive energy operations are conducted through subsidiaries of Conectiv Energy Holding Company (collectively, Conectiv Energy) and Pepco Energy Services and its subsidiaries (collectively, Pepco Energy Services).

Other Non-Regulated

This component of our business is conducted through our subsidiary Potomac Capital Investment Corporation, or PCI. PCI manages a portfolio of financial investments, which consists primarily of energy leveraged leases. These transactions involve PCI's purchase and leaseback of utility assets located outside of the United States. In 2003, PCI discontinued making new investments.

Our headquarters are located at 701 Ninth Street, N.W., Washington, D.C. 20068, and our telephone number is (202) 872-2000.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include the repayment of debt.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is our ratio of earnings to fixed charges for each year in the five-year period ended December 31, 2004.

	Twelve Months Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Ratio of Earnings to Fixed Charges	2.06	1.62	2.15	2.29	3.54

PHI became the parent of Pepco and Conectiv on August 1, 2002. Because Pepco is the predecessor of PHI, PHI's historical ratios for each year in the two year period ended December 31, 2001 are the same as Pepco's historical ratios for such years. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income, plus taxes based on income, plus fixed charges, which consist of interest expense (which includes distributions on Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust ("Trust Preferred") subsequent to the implementation of SFAS No. 150 on July 1, 2003), interest factor in rentals, preferred stock dividend requirements of subsidiaries and, prior to the implementation of SFAS 150, distributions on the Trust Preferred, less subsidiary capitalized interest.

DESCRIPTION OF DEBT SECURITIES

The following is a general description of the debt securities that we may offer under this prospectus. The particular terms of any debt securities and the extent, if any, to which these general provisions will not apply to such debt securities will be described in the prospectus supplement relating to the debt securities.

The debt securities will be issued in one or more series under the Indenture, dated as of September 6, 2002, between us and The Bank of New York, as trustee. The statements below are summaries of the material terms of the Indenture. In addition to this summary, you are urged to review the Indenture, which is filed as an exhibit to the registration statements under which the debt securities are registered.

General

We may issue an unlimited amount of debt securities under the Indenture. Debt securities issued under the Indenture will rank equally with all of our other unsecured and unsubordinated debt and liabilities, including trade payables, guarantees, lease obligations and letter of credit obligations.

The relevant prospectus supplement will describe the terms of the debt securities being offered, including:

- the title of the debt securities;

- any limit on the aggregate principal amount of the debt securities;

- the date or dates on which the principal of the debt securities will be payable;

- the rate or rates at which the debt securities will bear interest, if any;

- the currency or currency unit of payment if other than United States dollars;

- the date from which interest, if any, on the debt securities will accrue, the dates on which interest, if any, will be payable, the date on which payment of interest, if any, will commence, and the record dates for any interest payments;

- our right, if any, to extend interest payment periods and the duration of any extension;

- any redemption, repayment or sinking fund provisions;

- the place or places where the principal of and any premium and interest on the debt securities will be payable;

- the denominations in which the debt securities will be issuable;

- the index, if any, with reference to which the amount of principal of or any premium or interest on the debt securities will be determined;

- any addition to or change in the events of default set forth in the Indenture applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

- any addition to or change in the covenants set forth in the Indenture; and

- any other terms of the debt securities not inconsistent with the provisions of the Indenture.

The Indenture does not contain any covenants or other provisions that specifically are intended to afford holders of the debt securities special protection in the event of a highly leveraged transaction.

Conversion or Exchange

If any debt securities being offered are convertible into or exchangeable for common stock or other securities, the relevant prospectus supplement will set forth the terms of conversion or exchange. Those terms will include whether conversion or exchange is mandatory, at the option of the holder or at our option, and the number of shares of common stock or other securities, or the method of determining the number of shares of common stock or other securities, to be received by the holder upon conversion or exchange.

Structural Subordination

We are a holding company that conducts all of our operations through subsidiaries. Because the claims of our subsidiaries' creditors, including debtholders, and preferred stock holders are superior to our claims, as the direct or indirect holder of the common stock of our subsidiaries, with respect to the assets of our subsidiaries, the debt securities will be subordinated to all existing and future preferred stock and liabilities, including indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations, of our subsidiaries. Most of our subsidiaries have outstanding indebtedness, and Pepco, DPL and ACE have outstanding shares of preferred stock. The provisions of the Indenture do not limit the amount of indebtedness or preferred stock issuable by our subsidiaries.

Global Securities

We may issue registered debt securities of a series in the form of one or more fully registered global debt securities, each of which we refer to in this prospectus as a registered global security, that we will deposit with a depositary (or with a nominee of a depositary) identified in the prospectus supplement relating to such series and registered in the name of the depositary (or a nominee). In such a case, we will issue one or more registered global securities. The face of such registered global securities will set forth the aggregate principal amount of the series of debt securities that such global registered securities represent. The depositary (or its nominee) will not transfer any registered global security unless and until it is exchanged in whole or in part for debt securities in definitive registered form, except that:

- the depositary may transfer the whole registered global security to a nominee;

- the depositary's nominee may transfer the whole registered global security to the depositary;

- the depositary's nominee may transfer the whole registered global security to another of the depositary's nominees; and

- the depositary (or its nominee) may transfer the whole registered global security to its (or its nominee's) successor.

Depositary Arrangements

We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Generally, ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, which persons are referred to in this prospectus as participants, or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the debt securities represented by such registered global security that are beneficially owned by such participants.

Any dealers, underwriters or agents participating in the distribution of such debt securities will designate the accounts to credit. For participants, the depositary will maintain the only record of their ownership of a beneficial interest in the registered global security and they will only be able to transfer such interests through the depositary's records. For people who hold through a participant, the relevant participant will maintain such records for beneficial ownership and transfer. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These restrictions and such laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary (or its nominee) is the record owner of a registered global security, such depositary (or its nominee) will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by such registered global security registered in their names, and will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders under the Indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a registered global security desires to give or take any action allowed under the Indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium

Payments of principal, premium, if any, and any interest on debt securities represented by a registered global security registered in the name of a depositary (or its nominee) will be made to the depositary (or its nominee) as the registered owner of such registered global security. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any registered global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, and neither will the trustee and its agents.

We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such registered global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the depositary's records. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

Withdrawal of Depositary

If the depositary for any debt securities represented by a registered global security notifies us that it is unwilling or unable to continue as depositary or ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed within 90 days, or if a default or Event of default has occurred, debt securities in definitive form will be issued in exchange for the relevant registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, debt securities of such series in definitive form will be issued in exchange for all of the registered global security or registered global securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names that the depositary gives to the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security. (Indenture, Section 305.)

Payment and Paying Agents

Unless the relevant prospectus supplement indicates otherwise, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a special record date no less than 10 nor more than 15 days before the date established by us for proposed payment of such defaulted interest or in any other manner permitted by any securities exchange on which that debt security may be listed, if the trustee finds it practicable. (Indenture, Section 307.)

Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the debt securities will be payable at the office of the paying agent designated by us. However, we may elect to pay interest by check mailed to the address of the person entitled to such payment at the address appearing in the security register. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series. (Indenture, Section 602.)

All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment. (Indenture, Section 603.)

Registration and Transfer

If debt securities at any time are issued otherwise than as registered global securities, the transfer of the debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the trustee. We may change the place for registration of transfer and exchange of the debt securities and designate additional places for registration of transfer and exchange. (Indenture, Section 602.)

No service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the debt securities of any series during the 15 days prior to the date on which notice of redemption of any debt securities of that series is mailed or any debt security that is selected for redemption. (Indenture, Section 305.)

Defeasance

The Indenture provides that we may defease and be discharged from all obligations with respect to the debt securities and the Indenture, which we refer to as legal defeasance, or be released from our obligations under certain covenants under the Indenture with respect to the debt securities (as described below) such that our failure to comply with the defeased covenants will not constitute an Event of Default, which we refer to as covenant defeasance. Following a legal defeasance of a series of debt securities, payment of those debt securities may not be accelerated because of an Event of Default. Following a covenant defeasance of a series of debt securities, payment of those debt securities may not be accelerated because of an Event of Default caused by our failure to comply with the defeased covenants or an Event of Default relating to our bankruptcy, insolvency or reorganization.

If we satisfy the conditions necessary to effect a covenant defeasance with respect to a series of debt securities, we will be released from our obligations under:

(i)   the covenants in the senior indenture relating to limitations on liens or consolidations, mergers or sales of assets (see "Limitations on Liens" and "Consolidation, Merger and Sale of Assets" below) and

(ii)   any covenants applicable specifically to the series that were established by the instruments creating the series.

We may effect a legal defeasance or a covenant defeasance if:

(i)   we irrevocably deposit in trust with the trustee money or Eligible Obligations (which are defined in the Indenture and principally consist of obligations of, or guaranteed by, the United States) or a combination of money and Eligible Obligations, which will be sufficient to pay when due the principal of, and any premium and interest on, the debt securities;

(ii)   no default or Event of Default with respect to the applicable series of debt securities has occurred and is continuing;

(iii)   the legal defeasance or covenant defeasance will not:

(a)   cause the trustee to have a conflicting interest for the purposes of the Trust Indenture Act;

(b)   result in the trust arising from the deposit with the trustee of funds to pay all amounts due under the debt securities constituting, unless it is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended;

(c)   result in a breach or violation of, or constitute a default under, the Indenture or any other agreement to which we are a party or by which we are bound; and

(d)   cause any debt securities then listed on any national securities exchange to be delisted;

(iv)   we deliver to the trustee a customary opinion of counsel (in addition to the tax opinion described below);

(v)   we comply with any additional terms, conditions or limitations imposed in any supplemental indenture relating to the debt securities defeased;

(vi)   we pay the applicable fees and expenses of the trustee; and

(vii)   we deliver to the trustee a customary officer's certificate stating that we have complied with all conditions precedent to the legal defeasance or the covenant defeasance.

We may not effect a legal defeasance or a covenant defeasance unless we deliver to the trustee an opinion of counsel to the effect that the holders of the affected debt securities will:

(i)   not recognize income, gain or loss for United States federal income tax purposes as a result of the legal defeasance or the covenant defeasance and

(ii)   be subject to United States federal income tax on the same amounts, in the same manner and at the same times as if the legal defeasance or covenant defeasance had not occurred.

In the case of legal defeasance, such opinion must be based upon a change in law or a ruling of the Internal Revenue Service. (Indenture, Article Seven.)

Limitation on Liens

Capitalized terms used in the text of this section have the meanings given to such terms at the end of this section.

The Indenture provides that we will not, and will not permit any Significant Subsidiary to, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien upon, any capital stock of any Significant Subsidiary, now or hereafter owned by us or by any Significant Subsidiary, to secure any Indebtedness without also securing the outstanding debt securities issued under the Indenture equally and ratably with such Indebtedness and any other indebtedness similarly entitled to be equally and ratably secured. This restriction does not apply to or prevent the creation or any extension, renewal or refunding of:

(i)   any mortgage, pledge, security interest, lien or encumbrance (collectively, "lien") upon any capital stock created at the time it is acquired by us or any Significant Subsidiary or within 360 days after that time to secure all or any portion of the purchase price for the capital stock;

(ii)   any lien upon any capital stock existing at the time it (or any corporation or other legal entity that directly, or indirectly, owns such capital stock) is acquired by us or any Significant Subsidiary, whether or not the secured obligations are assumed by us or such Significant Subsidiary;

(iii)   any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that:

(a)   the execution or enforcement of the lien is effectively stayed within 60 days after entry of the corresponding judgment or the corresponding judgment has been discharged within that 60-day period and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted; or

(b)   the payment of the lien is covered in full by insurance (except for the applicable deductibles) and the insurance company has not denied or contested coverage thereof; or

(c)   so long as the lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired; or

(iv)   any lien related to the financing of any property of any Significant Subsidiary, the obligee in respect of which has no recourse to us and recourse only to the assets of such Significant Subsidiary financed in whole or in part with the proceeds of the Indebtedness secured by such lien and the capital stock of such Significant Subsidiary; provided that the only property of such Significant Subsidiary is the property financed in whole or in part with the proceeds of the Indebtedness secured by such lien; provided further that the obligee referenced herein shall be deemed not to have recourse to us to the extent that we have entered into obligations to provide equity contributions (or credit support for such equity contributions or subordinated loans in lieu of equity contributions) or performance guarantees with respect to engineering, procurement or construction contracts or other project documents (excluding loan documents or other debt instruments) related to the assets being financed, or similar obligations, which obligations are, in nature and amount, then customary for project sponsors in connection with financings of the type contemplated in this clause (iv).

We refer to the liens permitted by clauses (i) through (iv) above as "Permitted Liens."

For purposes of the restriction described in the preceding paragraph, "Indebtedness" means:

(i)   all indebtedness created or assumed by us or any Subsidiary for the repayment of money borrowed;

(ii)   all indebtedness for money borrowed secured by a lien upon property owned by us or any Subsidiary and upon which indebtedness for money borrowed we, or any Subsidiary, customarily pay interest, although we, or such Subsidiary, have not assumed or become liable for the payment of the indebtedness for money borrowed; and

(iii)   all indebtedness of others for money borrowed which is guaranteed as to payment of principal by us or any Subsidiary or in effect guaranteed by us or such Subsidiary through a contingent agreement to purchase the indebtedness for money borrowed, but excluding from this definition any other contingent obligation of us or any Subsidiary in respect of indebtedness for money borrowed or other obligations incurred by others.

"Subsidiary" means a corporation in which more than 50% of the outstanding voting stock is owned, directly or indirectly, by us or by one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has that voting power by reason of any contingency.

"Significant Subsidiary" means any Subsidiary, the Assets of which constitute five percent or more of the total Assets of us and our Consolidated Subsidiaries as of the time that any lien upon the capital stock of such Subsidiary is effected.

The "Assets" of any person means the whole or any part of its business, property, assets, cash and receivables.

Notwithstanding the foregoing, except as otherwise specified in the officers certificate setting out the terms of a particular series of debt securities, we may, without securing the debt securities, pledge, mortgage, hypothecate or grant a security interest in, or permit any lien, in addition to Permitted Liens, upon, capital stock of any Significant Subsidiary now or hereafter owned by us to secure any Indebtedness in an aggregate amount which,

8

together with all other such Indebtedness so secured, does not exceed 15% of Consolidated Capitalization. For this purpose, "Consolidated Capitalization" means the sum of:

(i)   Consolidated Shareholders' Equity;

(ii)   Consolidated Indebtedness for money borrowed, which is total indebtedness as shown on the consolidated balance sheet of us and our Consolidated Subsidiaries, inclusive of any that is due and payable within one year of the date the sum is determined;

(iii)   any preference or preferred stock of us or any Consolidated Subsidiary which is subject to mandatory redemption or sinking fund provisions; and, without duplication; and

(iv)   Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust.

The term "Consolidated Shareholders' Equity" means the total Assets of us and our Consolidated Subsidiaries less all liabilities of us and our Consolidated Subsidiaries that would, in accordance with generally accepted accounting principles in the United States, be classified on a balance sheet as liabilities, including without limitation:

(i)   indebtedness secured by property of us or any Consolidated Subsidiary, whether or not we or such Consolidated Subsidiary is liable for the payment of the indebtedness, unless, in the case that we or such Consolidated Subsidiary is not so liable, the property has not been included among the Assets of us or such Consolidated Subsidiary on the balance sheet;

(ii)   deferred liabilities;

(iii)   indebtedness of us or any Consolidated Subsidiary that is expressly subordinated in right and priority of payment to other liabilities of us or such Consolidated Subsidiary; and

(iv)   Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust.

As used in this definition, "liabilities" includes preference or preferred stock of us or any Consolidated Subsidiary only to the extent of any preference or preferred stock that is subject to mandatory redemption or sinking fund provisions.

"Consolidated Subsidiary" means at any date any Subsidiary the financial statements of which under generally accepted accounting principles would be consolidated with those of us in our consolidated financial statements as of that date.

The Indenture does not limit the ability of any of our Subsidiaries to grant liens upon any of their properties (other than the capital stock of their Significant Subsidiaries) or to transfer assets to Subsidiaries the capital stock of which may be subjected to liens. Furthermore, Permitted Liens, under some circumstances, could be placed on the capital stock of Significant Subsidiaries holding a significant portion of our assets. (Indenture, Section 608.)

Consolidation, Merger and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets as, or substantially as, an entirety to any entity, unless:

(i)   the surviving or successor entity is organized and validly existing under the laws of the United States, a state of the United States or the District of Columbia and it expressly assumes our obligations on all debt securities under the Indenture;

(ii)   immediately after giving effect to the transaction, no Event of Default under the Indenture or no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

(iii)   we shall have delivered to the trustee an officer's certificate and an opinion of counsel as provided in the Indenture.

(Indenture, Section 1101.)

Upon any consolidation with or merger into another person, or any conveyance, or other transfer or lease of our properties and assets as or substantially as an entirety to any other person as described above, the successor person or the person to which such conveyance, transfer or lease is made would succeed to, and be substituted for, us under the Indenture, and may exercise every right and power of ours under the Indenture, and except in the case of a lease we would be relieved of all obligations and covenants under the Indenture and on the debt securities then outstanding. (Indenture, Section 1102.)

Although there is a limited body of case law interpreting the phrase "substantially as an entirety," there is no precise established definition of the phrase under applicable law. As a result of this uncertainty:

(i)   there could be a disagreement between us and the holders of debt securities over whether, as a condition to a conveyance, transfer or lease of our properties and assets, the successor entity is required to assume our obligations under the Indenture and, consequently, whether a failure to assume such obligations would result in an Event of Default under the Indenture;

(ii)   in the event that the holders of debt securities attempt to declare an Event of Default and exercise their acceleration rights under the Indenture in such circumstances and we contest such action, there be no assurance as to how a court interpreting applicable law would interpret the phrase "substantially as an entirety"; and

(iii)   it may be difficult for holders of debt securities to declare an Event of Default and exercise their acceleration rights.

Event of Default

The term "Event of Default," when used in the Indenture with respect to any debt securities issued thereunder, means any of the following:

(i)   failure to pay interest on such debt securities within 30 days after it is due;

(ii)   failure to pay the principal of or any premium on any such debt securities when due;

(iii)   failure to perform or breach of any covenant or warranty in the Indenture, except for a covenant or a warranty that is solely for the benefit of one or more series of debt securities other than such series of debt securities, that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive a written notice from the holders of a majority in aggregate principal amount of the debt securities of that series; provided, however, that if we initiate corrective action within 90 days after receipt of notice from the trustee or the holders of the debt securities, such period will be extended for as long as we continue to diligently pursue such action; or

(iv)   events of our bankruptcy, insolvency or reorganization specified in the Indenture.

(Indenture, Section 801.)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The trustee may withhold notice to the

holders of debt securities of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders. (Indenture, Section 902.)

Remedies

If an Event of Default under the Indenture for any series of debt securities occurs and continues, the trustee or the holders of a majority in aggregate principal amount of the debt securities of such series may declare the entire principal amount of all the debt securities of that series, together with accrued interest, to be due and payable immediately. However, if the Event of Default is applicable to all outstanding debt securities under the Indenture, only the trustee or holders of a majority in aggregate principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration. (Indenture, Section 802.)

At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default under the Indenture giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if

> (i)   we have paid or deposited with the trustee a sum sufficient to pay:
>
>> (a)   all matured installments of interest on all debt securities of the series;
>>
>> (b)   the principal of and premium, if any, on any debt securities of the series which have become due otherwise than by acceleration;
>>
>> (c)   interest on overdue interest (to the extent allowed by law) and on principal and any premium which have become due otherwise than by acceleration at the prescribed rates, if any, set forth in such debt securities; and
>>
>> (d)   all amounts due to the trustee under the Indenture; and
>
> (ii)   any other Event of Default under the Indenture with respect to the debt securities of that series (other than the nonpayment of principal that has become due solely by declaration of acceleration) has been cured or waived as provided in the Indenture.

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (Indenture, Section 802.)

The trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. (Indenture, Section 903.) If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred upon the trustee. However, if the Event of Default under the Indenture relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. (Indenture, Section 812.) The trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture.

No holder of debt securities of any series will have any right to institute any proceeding under the Indenture, or for any remedy under the Indenture, unless:

> (i)   the holder has previously given to the trustee written notice of a continuing Event of Default under the Indenture;
>
> (ii)   the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default under the Indenture shall have

occurred and be continuing, considered as one class, have made a written request to the trustee, and have offered reasonable indemnity to the trustee, to institute proceedings;

(iii)   the trustee has failed to institute any proceeding for 60 days after notice; and

(iv)   no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default under the Indenture has occurred and is continuing, considered as one class.

In addition, no holder of debt securities will have any right to institute any action under the Indenture to disturb or prejudice the rights of any other holder of debt securities. (Indenture, Section 807.)

However, these limitations do not apply to a suit by a holder of a debt security for payment of the principal, premium, if any, or interest on the debt security on or after the applicable due date. (Indenture, Section 808.)

We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Indenture. (Indenture, Section 606.)

Modification and Waiver

Without the consent of any holder of debt securities issued under the Indenture, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

(i)   to evidence the assumption by any permitted successor of our covenants in the Indenture and in the debt securities;

(ii)   to add to our covenants or to surrender any of our rights or powers under the Indenture;

(iii)   to add additional events of default under the Indenture;

(iv)   to change, eliminate or add any provision to the Indenture; provided, however, that, if the change will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will become effective only:

    (a)   when the consent of the holders of debt securities of such series has been obtained in accordance with the Indenture; or

    (b)   when no debt securities of the affected series remain outstanding under the Indenture;

(v)   to provide collateral security for all but not part of the debt securities;

(vi)   to establish the form or terms of debt securities of any series as permitted by the Indenture;

(vii)   to provide for the authentication and delivery of bearer securities;

(viii)   to evidence and provide for the acceptance of appointment of a successor trustee;

(ix)   to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

(x)   to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange, and notices to us may be served;

(xi)   to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the Indenture; provided that the action does not adversely affect the interests of the holders of debt securities of any series in any material respect; or

(xii)   to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, and to add to the Indenture such other provisions as may be expressly required under the Trust Indenture Act.

(Indenture, Section 1201.)

The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with the requirements that we:

(i)   preserve our corporate existence and

(ii)   adhere to the restrictions on consolidation, merger and conveyance contained in the Indenture.

The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding and with respect to which compliance is to be omitted, considered as one class, may waive our compliance with the requirements that we:

(i)   maintain an office or agency where payment of the debt securities can be made and notices and demands relating to the debt securities can be delivered and

(ii)   comply with any additional covenants or restrictions with respect to a particular series of debt securities established in the instrument creating the series.

(Indenture, Section 607.) The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected as described below. (Indenture, Section 813.)

If any provision of the Indenture limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under the Trust Indenture Act to be a part of and govern the Indenture, the provision of the Trust Indenture Act will control. If any provision of the Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act will be deemed to apply to the Indenture as so modified or to be excluded. (Indenture, Section 108.)

The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding is required for all other modifications to the Indenture. However, if less than all of the series or tranches of debt securities outstanding are directly affected by a proposed supplemental indenture, the consent only of the holders of a majority in aggregate principal amount of all series or tranches, as the case may be, that are directly affected will be required. No such amendment or modification may:

(i)   change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made;

or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

(ii)   reduce the percentage in principal amount of the outstanding debt securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences without the consent of all the holders of the series; or

(iii)   modify certain of the provisions of the Indenture relating to supplemental indentures, restrictions on the ability of the holders of the debt securities to waive covenant compliance (as described above) and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

(Indenture, Section 1202.)

A supplemental indenture which changes the Indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the Indenture of the holders of the debt securities of any other series. (Indenture, Section 1202.)

The Indenture provides that debt securities owned by us, any other obligor upon the debt securities or an affiliate of ours or the other obligor shall be disregarded and considered not to be outstanding in determining whether the required holders of all of the debt securities or of any particular series of debt securities have given a request or consent unless we, the other obligor or the affiliate owns all of the debt securities or all of the particular series of debt securities (except if more than one series is voting together as a class, in which case the debt securities of the series owned entirely by us, the other obligor or the affiliate will be disregarded). (Indenture, Section 101.)

We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security. (Indenture, Section 104.)

Resignation of the Trustee; Removal

The trustee may resign at any time by giving written notice to us, or the holders of a majority in principal amount of any series of debt securities may remove the trustee at any time by giving written notice to us and the trustee. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our Board of Directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the respective indenture, the trustee will be deemed to have resigned, and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. (Indenture, Section 910.) If the trustee has or acquires any conflicting interest as defined in Section 310(b) of the Trust Indenture Act, the trustee generally must either eliminate the conflicting interest or resign within 90 days. (Indenture, Section 908.)

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register for debt securities. (Indenture, Section 106.)

Title

We, the trustee and any agent of us or the trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indenture and the debt securities are governed by, and construed in accordance with, the laws of the State of New York. (Indenture, Section 113.)

Information about the Trustee

The trustee under the Indenture is The Bank of New York. In addition to acting as trustee under the Indenture, The Bank of New York acts, and may act, as trustee and paying agent under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee in the ordinary course of our businesses.

DESCRIPTION OF COMMON STOCK

The following description of the terms of the common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate. This section also summarizes certain relevant provisions of the Delaware General Corporation Law, which we refer to as "Delaware law." The terms of our certificate of incorporation and bylaws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

Our authorized capital stock consists of (i) 400,000,000 shares of common stock, par value $0.01 per share, and (ii) 40,000,000 shares of preferred stock, par value $0.01 per share. As of March 1, 2005, 188,348,974 shares of common stock were outstanding, and no shares of preferred stock were outstanding. All of the outstanding shares of common stock are fully paid and nonassessable.

Dividend Rights

Subject to the prior rights of any outstanding shares of preferred stock, holders of common stock are entitled to such dividends as may be declared from time to time by our Board of Directors. We may pay dividends on the common stock from any funds, property or shares legally available for this purpose.

Voting Rights and Cumulative Voting

Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of the holders of common stock. Holders of common stock do not have cumulative voting rights for the election of directors.

Preemptive Rights

The holders of common stock have no preemptive rights to purchase additional shares of common stock or any other securities of the Company.

Liquidation Rights

In the event we are liquidated, dissolved or wound up, after payment (or making provision for payment) of our debts and liabilities and payment of the full preferential amounts to which the holders of any outstanding series of preferred stock are entitled, the holders of common stock are entitled to receive the balance of our remaining assets, if any.

Transfer Agent and Registrar

Wachovia Bank, N.A. serves as a transfer agent and registrar for the common stock.

Delaware Business Combination Statute

Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination with a stockholder who, together with its affiliates or associates, owns (or who is an affiliate or associate of the corporation and within a three-year period did own) 15% or more of the corporation's voting stock (which we refer to as an "interested stockholder") for a three-year period following the time the stockholder became an interested stockholder, unless:

- prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

- at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

A business combination generally includes:

- mergers and consolidations with or caused by an interested stockholder;

- sales or other dispositions of 10% or more of the assets of a corporation to an interested stockholder;

- specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

- other transactions resulting in a disproportionate financial benefit to an interested stockholder.

The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders.

Because our certificate of incorporation and bylaws do not include any provision to "opt-out" of the Delaware business combination statute, the statute will apply to business combinations involving us.

Staggered Board of Directors

Our board of directors currently consists of thirteen directors who are divided into three classes. Each year our stockholders elect one class of directors for a term of three years. On January 27, 2005, our board of directors amended our bylaws to provide that immediately prior to the commencement of our 2005 Annual Meeting of Shareholders the number of our directors will be reduced from thirteen to twelve.

Our staggered board of directors and the Delaware business combination statute may delay, deter or prevent a tender offer or takeover attempt that a holder of shares of our common stock might consider in his or her best interest, including those attempts that might result in a premium over the market price of the shares of our common stock.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus directly to purchasers or indirectly through underwriters, dealers or agents. The names of any such underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

- the terms of the offering of the securities;

- the proceeds we will receive from such a sale;

- any underwriting discounts, sales commissions and other items constituting underwriters' compensation;

- any initial public offering price;

- any commissions payable to agents;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchanges on which we may list the securities.

We may distribute the securities from time to time in one or more transactions at:

- a fixed price;

- prices that may be changed;

- market prices at the time of sale;

- prices related to prevailing market prices; and

- negotiated prices.

We will describe the method of distribution in the relevant prospectus supplement.

If we use underwriters with respect to a series of the securities, we will set forth in the relevant prospectus supplement:

- the name of the managing underwriter, if any;

- the name of any other underwriters; and

- the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

The underwriters will acquire any securities for their own accounts and they may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any securities will:

- entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

- subject the obligations of the underwriters to certain conditions precedent; and

- obligate the underwriters to purchase all securities offered in a particular offering if any such securities are purchased.

In connection with an offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may:

- overallot in connection with the offering, creating a short position;

- bid for, and purchase, the securities in the open market to cover short positions;

- bid for, and purchase, the securities in the open market to stabilize the price of the securities; and

- reclaim selling concessions allowed for distributing the securities in the offering if the underwriter repurchases previously distributed securities in covering transactions, in stabilization transactions or otherwise.

Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time.

We may sell the common stock offered in this prospectus from time to time through one or more agents. Under an agency agreement to be entered into by the agents and us, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment. We will receive all of the proceeds from the sale of the common stock after paying the agents a commission. In addition, we will agree to reimburse any agents for certain of their expenses in connection with the sale of the common stock. The agents will sell the common stock on the New York Stock Exchange, or on any other exchange on which the common stock may be listed, at prevailing market prices through (i) ordinary brokers' transactions or (ii) in block transactions (which may involve crosses) in accordance with the rules of the exchanges. In block transactions, the agents may purchase all or a portion of the shares for their own account as principal and resell them. The agents also may sell the common stock in a "fixed price offering" off the floor of the exchanges. If this happens, we will sell shares to the agents for their own account at a negotiated price (which is related to the prevailing market price), and the agents may form a group of dealers to participate with them in reselling the shares to you. The agents may also sell the shares by conducting a "special offering" or "exchange distribution" in accordance with the rules of the exchanges.

We will name the agent or agents and describe the terms of any such offering, including the commission payable to the agents, in a prospectus supplement.

If we use a dealer in an offering of the securities, we will sell such securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

Any underwriters, agents or dealers participating in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may indemnify them against some civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

We may solicit offers to purchase the securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to such sales. We will describe the terms of any such offer in the relevant prospectus supplement.

Offered securities may also be offered and sold, if so indicated in the relevant prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the relevant prospectus supplement.

We will set forth in the relevant prospectus supplement the anticipated delivery date of the securities and the prospectus delivery obligations of dealers.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The legality and binding nature of the securities and certain other legal matters relating to the offer and sale of the securities offered hereby will be passed upon for us by Kirk J. Emge, Esq., our Vice President, Legal Services.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1800-SEC-0330. Our common stock is listed on the New York Stock Exchange under the ticker symbol "POM." You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is a part of registration statements on Form S-3 filed with the SEC under the Securities Act of 1933. It does not contain all of the information that is important to you. You should read the registration statements for further information about us and the securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statements or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically

update and may supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC and any future filing that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statements and prior to the effectiveness of the registration statements and after the date of effectiveness until the offer of the securities is terminated until we sell all of the securities.

- Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 16, 2005 (File No. 1-31403);

- The description of our common stock included in our Registration Statement on Form 8-A, filed with the SEC on July 23, 2002 (File No. 1-31403), registering the common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, and any amendment or report subsequently filed for the purpose of updating such description;

- Our Current Report on Form 8-K filed with the SEC on January 10, 2005 (File No. 1-31403);

- Our Current Report on Form 8-K filed with the SEC on January 24, 2005 (File No. 1-31403); and

- Our Current Report on Form 8-K filed with the SEC on January 28, 2005 (File No. 1-31403).

If you request, orally or in writing, copies of any of the documents incorporated by reference, we will send you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Pepco Holdings, Inc., 701 Ninth Street, N.W., Washington, D.C. 20068, attention: Corporate Secretary. The telephone number is (202) 872-2900.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below is an estimate of the approximate amount of our fees and expenses (other than underwriting discounts and commissions) in connection with the issuance of the securities:

Registration fee	$ 105,930
Fees of rating agencies	250,000
Stock exchange listing fees	48,000
Printing	125,000
Accounting fees	90,000
Legal fees	200,000
Trustee's fees and expenses	20,000
Blue sky expenses	25,000
Miscellaneous, including traveling, telephone, copying, shipping and other out-of-pocket expenses	60,000
Total	$ 923,930

* All items are estimated except the registration fee.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law or DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides that the personal liability of the directors of the Registrant to the Registrant and its stockholders for monetary damages shall be eliminated or limited to the fullest extent permissible under applicable law as may be amended from time to time.

Under Section 145 of the DGCL, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (i) if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines that, despite the adjudication of liability, the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

Under the DGCL, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director in defending civil, criminal, administrative or investigative proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Expenses incurred by former officers or directors or other employees or agents in defending such proceedings may be paid upon terms deemed appropriate by the corporation. The Registrant's certificate of incorporation provides that the Registrant shall indemnify and advance expenses to any director, officer or employee of the Registrant, and may indemnify, or advance expenses to any other persons, who is or was or is threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service as a director, officer, employee or agent of the Registrant or his or her service as a director, officer, employee or agent director of another enterprise at the request of the Registrant, to the fullest extent permitted by applicable law; provided that in the case of an advancement of expenses, if required by the DGCL, an undertaking is first delivered to the Registrant, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it is ultimately determined that the director, officer, employee or agent is not entitled to be indemnified under the certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore is unenforceable.

ITEM 16. EXHIBITS.

1.01	Form of Underwriting Agreement relating to debt securities.*
1.02	Form of Underwriting Agreement relating to common stock.*
1.03	Form of Sales Agency Agreement relating to common stock.*
4.01	Certificate of Incorporation of the Company. (Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K Report dated August 1, 2002 and incorporated by reference herein)
4.02	Bylaws of the Company. (Filed as Exhibit 3 to the Company's Current Report on Form 8-K Report filed January 28, 2005 and incorporated by reference herein)
4.03	Indenture, dated September 6, 2002, between the Company and The Bank of New York, as Trustee. (Filed as Exhibit 4.03 to the Company's Registration Statement on Form S-3 No. 333-100478 and incorporated by reference herein)
4.04	Specimen of certificate representing common stock of the Company. (Filed as Exhibit 4.04 to the Company's Registration Statement on Form S-3 No. 333-100478 and incorporated by reference herein)
4.05	Form of debt security.*
5.01	Opinion of Kirk J. Emge, Esq.
12.01	Statement of computation of ratio of earnings to fixed charges of the Company. (Filed as Exhibit 12.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference herein)
23.01	Consent of PricewaterhouseCoopers LLP with respect to the Company.
23.04	Consent of Kirk J. Emge (included in Exhibit 5.01).
24.01	Power of Attorney.
25.01	Form T-1 Statement of Eligibility of The Bank of New York to act as Trustee under the Indenture.

*To be filed as an exhibit to a subsequent Current Report on Form 8-K.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, District of Columbia, on the 23rd day of March, 2005.

PEPCO HOLDINGS, INC.

By: /s/ DENNIS R. WRAASE
Dennis R. Wraase
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DENNIS R. WRAASE Dennis R. Wraase	Chairman, President, Chief Executive Officer and Director (principal executive officer)	March 23, 2005
/s/ JOSEPH M. RIGBY Joseph M. Rigby	Senior Vice President and Chief Financial Officer (principal financial officer)	March 23, 2005
/s/ JAMES P. LAVIN James P. Lavin	Vice President and Controller (principal accounting officer)	March 23, 2005
EDMUND B. CRONIN. JR.* Edmund B. Cronin, Jr.	Director	March 23, 2005
J.B. DUNN* Jack B. Dunn, IV	Director	March 23, 2005
T.C. GOLDEN* Terence C. Golden	Director	March 23, 2005
GEORGE F. MACCORMACK* George F. MacCormack	Director	March 23, 2005
RICHARD B. MCGLYNN* Richard B. McGlynn	Director	March 23, 2005
FLORETTA D. MCKENZIE* Floretta D. McKenzie	Director	March 23, 2005
LAWRENCE C. NUSSDORF* Lawrence C. Nussdorf	Director	March 23, 2005
PETER F. O'MALLEY* Peter F. O'Malley	Director	March 23, 2005
FRANK ROSS* Frank K. Ross	Director	March 23, 2005

PAULINE A. SCHNEIDER*   Director
Pauline A. Schneider   March 23, 2005

WILLIAM T. TORGERSON*   Director
William T. Torgerson   March 23, 2005

A. THOMAS YOUNG*   Director
A. Thomas Young   March 23, 2005

*By: /s/ ELLEN SHERIFF ROGERS
        Ellen Sheriff Rogers   March 23, 2005
        Attorney-in-Fact